UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Everbank Financial Corp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29977G102
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29977G102	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,479,331
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,479,331
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,479,331
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.385%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 29977G102	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,479,331
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,479,331
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,479,331
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.385%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 29977G102	SCHEDULE 13G	Page 4 of 7

Item 1.	(a).	Name of Issuer:
EverBank Financial Corp, a Delaware corporation (the “Issuer”).

(b).	Address of issuer's principal executive offices:
501 Riverside Ave., Jacksonville, Florida 32202

Item 2.	(a).	Name of person filing:

This Schedule 13G (this “Statement”) is being filed by the following persons (the “Reporting Persons”):

New Mountain Capital, L.L.C., a Delaware limited liability company, which serves as investment adviser to certain private funds and investment entities. New Mountain Capital Group, L.L.C., a Delaware limited liability company, is the managing member of New Mountain Capital, L.L.C. Steven B. Klinsky is the managing member of New Mountain Capital Group, L.L.C., and the Chief Executive Officer of New Mountain Capital, L.L.C.

(b).	Address or principal business office or, if none, residence:
787 Seventh Avenue, 49th Floor New York, NY 10019

(c).	Citizenship:
The citizenship of each Reporting Person is set out in Item 4 of its cover page.

(d).	Title of class of securities:
Common stock, par value $0.01 per share (the “Common Stock”)

(e).	CUSIP No.:
29977G102

CUSIP No. 29977G102	SCHEDULE 13G	Page 5 of 7

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,479,331

(b)	Percent of class: 4.385%

(c)
Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:  0
(ii) Shared power to vote or to direct the vote:  5,479,331
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:  5,479,331

Based on the Issuer's latest quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 28, 2015, as of October 22, 2015, there were 124,955,383 shares of common stocks issued and outstanding.

CUSIP No. 29977G102	SCHEDULE 13G	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 29977G102	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

NEW MOUNTAIN CAPITAL, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell Title: Authorized Signatory

Steven B. Klinsky

By:	/s/ Steven B. Klinsky
Steven B. Klinsky

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).